

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

VIA U.S. MAIL

Timothy W. Hefferon, Esq.
Vice President, General Counsel, and Secretary
Cooper-Standard Holdings, Inc.
39550 Orchard Hill Place Drive
Novi, MI 48375

> **Re:** **Cooper-Standard Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 26, 2010**
> **File No. 333-168316**

Dear Mr. Hefferon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. As you know, Ernst & Young has advised us of certain matters that may impact its independence with regard to its audits and reviews of your financial statements. In your registration statement, please disclose these matters, the consideration of these matters by your audit committee, and how the audit committee reached a conclusion regarding Ernst & Young's ability to serve as your auditor.

2. Please file the legal opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comment upon review of the opinion.

Registration Statement cover page

3. Please revise the fee table to register a bona fide estimate of the payment in kind interest and pay the applicable fee or advise.

Other

4. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

5. Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or Dave Humphrey, Accounting Branch Chief at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (212) 859-4000
       Daniel J. Bursky, Esq.
       Fried, Frank, Harris, Shriver & Jacobson LLP